Global Med Technologies, Inc.
12600 West Colfax
Suite C-240
Lakewood, CO 80215

July 26, 2005

VIA CORRESPONDENCE

Wilson K. Lee
Staff Accountant
Division of Corporate Finance
Telephone Number: (202) 551-3468
Facsimile Number: (202) 772-9209

Re:	Global Med Technologies, Inc. Letter dated July 12, 2005

Dear Mr. Lee:

     Global Med Technologies, Inc. (“Global Med” or the “Company”) is in receipt of the letter from the Securities Exchange Commission (“SEC”) dated July 12, 2005 that relates to the Company’s revenue recognition policies as documented in Note 1 of the December 31, 2004 Form 10-K on pages F-15 and F-16. At the request of the SEC, the Company is providing this letter in response to the comment from the letter dated July 12, 2005 regarding a sentence contained within the Company’s revenue recognition policy. The following contains the Company’s response.

Revenue Recognition, pages F-15 and F-16.

Issue:	The Company refers to the SEC's Note 1 from their letter dated July 12, 2005 that reads as follows:

We note that when consulting services are essential to the functionality of the product or any portion of the payment of the license fee is contingent solely upon the performance of the consulting services, license fees are recognized ratably over the anticipated period of performance over the consulting services. Please define ‘ratably’ and tell us how you considered the guidance outlined in paragraph 64 of SOP 97-2 in determining the appropriateness of your revenue recognition policy.

Mr. Wilson K. Lee

July 26, 2005

RESPONSE:

With respect to the sentence within the revenue recognition policy that the SEC has questioned, this sentence was incorrectly worded by the Company. This portion of the policy should have stated that “If the consulting services are not essential to the functionality of the product and do not involve significant modification or customization of the software, and a portion of the license fee is solely contingent upon the performance of implementation services, this portion of the license fee will be recognized on a straight-line basis over the anticipated period of performance of the consulting services.” This is consistent with paragraph 67 of SOP 97-2 that reads as follows: “If vendor-specific objective evidence of fair value does not exist to allocate a portion of the fee to the service element, and the only undelivered element is services that do not involve significant production, modification or customization of software (for example training and installation), the entire arrangement fee should be recognized as services are performed. If no pattern of performance is discernible, the entire arrangement fee should be recognized on a straight-line basis over the period during which the services are performed.” This recognition of revenue on a straight-line basis is what the Company refers to as “ratably.”

In the revenue recognition sentence in question, the Company did inappropriately refer to instances in which the consulting services are essential to the functionality of the software giving the impression that there may be customization or modification of the software. But in fact, only payment of the software and the associated service milestone were linked, there was no modification or customization of software in the instances in which the revenue was recognized ratably, or on a straight-line basis.

During 2004, Company began to enter into contracts for which significant modification and customization of the software was required and separate accounting was not available. This represented a departure from the type of contracts that were entered into during other periods covered by the audited financial statements. As a result of entering into these contracts, the Company appropriately determined that these contracts should be recognized using the percentage of completion method. As a result, the Company added the following paragraph to its revenue recognition policy in Note 1 of its December 31, 2004 Form 10-K:

Mr. Wilson K. Lee

July 26, 2005

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using the percentage-of-completion method. Contract accounting is generally applied to arrangements when services include significant modification or customization of the software. Progress towards completion is generally measured based on hours incurred versus projected total hours.

Therefore, the Company appropriately recognized revenue using percentage of completion method for the contracts that required it. In addition, for those contracts for which there was no significant customization or modification of the software but a portion of the payment was linked to the performance of consulting services, the Company recognized that portion of the payment on a straight-line basis over the period the consulting services were performed. Based upon our review of revenues for the period from 2002-2004, the years covered by the financial statement audit, we found no evidence of misapplication of the corrected policy stated above. Therefore, although a portion of the sentence in question needs to be corrected, the application of GAAP was appropriate.

Action Item:

In the Company’s 2005 audited financials statements, the reference to the ratable recognition of revenue in instances in which consulting services are deemed essential to the functionality of the software will be removed. The new policy will read as follows:

If the consulting services are not essential to the functionality of the product and do not involve significant modification or customization of the software, and a portion of the license fee is solely contingent upon the performance of implementation services, this portion of the license fee will be recognized on a straight-line basis over the anticipated period of performance of the consulting services.

Mr. Wilson K. Lee

July 26, 2005

Because the Company did not misapply the appropriate “corrected” revenue recognition policy stated above, there is no need for restatement or correction of prior periods.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Michael I. Ruxin, M.D.